FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month July 2023 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On July 18, 2023, the Registrant Announces its 2023 Annual Technical Global Symposium

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 18,2023	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower Semiconductor

Where **Analog** and **Value** Meet

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

Tower Semiconductor Announces its 2023 Annual Technical Global Symposium

Addressing Analog Technologies for a More Intelligent and Sustainable World highlighting recent technology development and roadmap

The event will take place in the US, Europe, and China

MIGDAL HAEMEK, Israel, July 18, 2023 – Tower Semiconductor (NASDAQ/TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, today announced its annual Technical Global Symposium for 2023, taking place in-person in three locations worldwide – USA,  Europe, and China. During the event, the company will present recent technology developments and future roadmap of its premier analog technology solutions focusing on sustainability, green energy, and AI / intelligent driven applications in a broad range of markets including connectivity, IoT, networking, high-end imaging, sensing, medical, automotive, industrial, and consumer.

The conferences will feature a keynote session by Tower’s CEO, Mr. Russell Ellwanger, detailed technology sessions by Company’s experts providing information on Company’s best-in-class RF SOI, SiGe, SiPho, Power Management, Imaging and Non-Imaging sensors, and Displays, as well as its leading design enablement services and tools.

This year’s TGS events offer once again the opportunity for in-person networking and learnings with multiple opportunities for direct engagement between our existing and future customers with the Company’s executives and technical content experts.  The company is looking forward to these interactions.

The 2023 TGS events will be hosted on the following dates and locations:
• Amsterdam, Netherlands: September 6, 2023 - registration
• Shanghai, China: September 12, 2023 - registration
• Santa Clara, California: November 15, 2023 - registration

For additional information, agenda and registration please visit the event page here.

About Tower Semiconductor

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, and is sharing a 300mm manufacturing facility being established in Italy by STMicroelectronics. For more information, please visit www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact: Noit Levy | +972-4-604-7066 | noitle@towersemi.com